UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to __________

Commission File Number 8-04077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oppenheimer & Co. Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oppenheimer & Co. Inc.
85 Broad Street
New York, NY 10004

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report Letter	1

Statement of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-10

Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants
Oppenheimer & Co. Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2022 and 2021, and the changes in its net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2007.

Clinton Township, Michigan
June 8, 2023

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Net Assets Available for Plan Benefits

	December 31	December 31
	2022	2021

Assets
Participant - directed investments:
Money market funds	$53,065,076	$50,656,212
Mutual funds	425,199,332	532,927,526
Oppenheimer Holdings Inc. - Common stock	27,093,317	30,267,600
Cash surrender value of life insurance policies	340,874	455,895

Total investments at fair value	505,698,599	614,307,233

Contributions receivable - Employer	4,090,139	4,033,862
Cash	6,808	93
Participant notes receivable	6,976,385	6,262,909

Net Assets Available for Plan Benefits	$516,771,931	$624,604,097
See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31	Year Ended December 31
	2022	2021
Additions
Contributions:
Employees	$30,589,581	$29,198,736
Employer	4,152,067	4,223,281
Rollover	3,302,526	2,512,648

Total contributions	38,044,174	35,934,665

Investment income:
Dividends	18,330,292	49,019,234
Net realized and unrealized gains (loss)	(129,415,491)	30,723,226

Total investment income (loss)	(111,085,199)	79,742,460

Interest from participant notes receivable	320,623	320,415

Total additions (loss)	(72,720,402)	115,997,540

Deductions
Benefits paid to participants and beneficiaries	34,988,167	33,180,602
Administrative expenses	117,869	100,929
Life insurance premiums	5,728	7,828

Total deductions	35,111,764	33,289,359

Net Increase (Decrease) in Net Assets Available for Plan Benefits	(107,832,166)	82,708,181

Net Assets Available for Plan Benefits
Beginning of year	624,604,097	541,895,916

End of year	$516,771,931	$624,604,097

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Description of the Plan
The following description of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company"). Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire. Participants who are at least 18 years of age and who have completed one year of service and are employed on the last day of the Plan year shall be eligible to receive a discretionary contribution from the Company.
During the Plan years ended December 31, 2022 and 2021 as permitted under the plan agreement, the Plan adopted a new formula used in computing the discretionary contributions from the Company.
Contributions - Employees may make salary deferral contributions up to 50 percent of compensation subject to tax deferral limitations established by the Internal Revenue Code. Participants who have reached the age of 50 by the end of the Plan year may also make catch-up contributions to the maximum allowed by the Plan. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan (excluding any after-tax contributions) or Individual Retirement Accounts (IRA’s).
The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”). The Employer Discretionary Contribution is determined by Oppenheimer Holdings Inc.’s Board of Directors and is subject to guidelines set forth in the Plan agreement.
Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2022 and December 31, 2021 were determined as follows:
•3.00% of the first $30,000 of a participant’s eligible compensation
•2.75% of the next $10,000 of a participant’s eligible compensation
•1.50% of the next $25,000 of a participant’s eligible compensation
•0.6835% of the next $35,000 of a participant’s eligible compensation
•0.315% of the next $75,000 of a participant’s eligible compensation
The Plan receives rebates of certain mutual fund stockholder service fees. These rebates are placed in a non-settlor account. All amounts in the Plan's non-settlor account will be allocated to participants based on the formula outlined above.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Description of the Plan (Continued)
To the extent that the total amount in the Plan's non-settlor account is less than the amount to be allocated, the Company will make up the shortfall. For the year ended December 31, 2022, the total Employer Discretionary Contribution was $4,279,902 of which $189,763 was allocated from rebate amounts and the remaining was contributed by the Company. For the year ended December 31, 2021, the total Employer Discretionary Contribution was $4,306,185 of which $272,323 was allocated from rebate amounts and the remaining was contributed by the Company.
Vesting - All participants are immediately and fully vested in all employee elective deferrals and rollovers and the income derived from the investment of such contributions.
Participants will be vested in employer discretionary contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service	Vested Percentage

Less than 2 years	0%

2 years but less than 3	20%

3 years but less than 4	40%

4 years but less than 5	60%

5 years but less than 6	80%

6 years or more	100%

All years of service with the Company or an affiliate are counted to determine a participant’s non-forfeitable percentage.
At December 31, 2022 and 2021, forfeited non-vested accounts totaled $315,643 and $401,587, respectively. These accounts were used to reduce employer contributions for the 2022 and 2021 Plan years.
Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Description of the Plan (Continued)
Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.
Participants may invest in Company Stock under the Plan to a maximum of twenty-five percent (25%).
Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by Internal Revenue Service (IRS) rules or by participant election.
Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination of the Plan, participants become 100 percent vested in their accounts.
Participant Notes Receivable - Active participants may borrow from their account balances and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance. Interest is stated at a reasonable rate determined on the note date. The notes receivable and interest repayments are reinvested in accordance with the participant’s current investment selection.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.
Party-in-Interest Transactions - Certain plan assets are in investments of Oppenheimer Holdings Inc. Oppenheimer Holdings Inc. is the parent company of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies
Investment Valuation - The Plan's investments are stated at fair value. Life insurance contracts are valued at fair value based on the cash surrender value of the policies. All other investments are valued based on quoted market prices. See Note 4 for additional information.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Benefit Payments - Benefits are recorded when paid.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various securities including mutual funds and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.
Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 3 - Tax Status
The Plan has received a determination letter from the Internal Revenue Service indicating that the Plan, as designed, is qualified for tax-exempt treatment under the applicable section of the Internal Revenue Code ("IRC"). Although the plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying statements.
The plan administration believes the Plan is no longer subject to tax examinations for years prior to 2019.
Note 4 - Fair Value
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2022 and 2021.
Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 4 - Fair Value (Continued)

Assets at Fair Value as of December 31, 2022
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2022

Mutual funds	$425,199,332	$—	$425,199,332
Common stock - Oppenheimer Holdings Inc.	27,093,317	—	27,093,317
Money market funds	53,065,076	—	53,065,076
Cash surrender value life insurance policies	—	340,874	340,874

Total investments at fair value	$505,357,725	$340,874	$505,698,599

Assets at Fair Value as of December 31, 2021
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2021

Mutual funds	$532,927,526	$—	$532,927,526
Common stock - Oppenheimer Holdings Inc.	30,267,600	—	30,267,600
Money market funds	50,656,212	—	50,656,212
Cash surrender value life insurance policies	—	455,895	455,895

Total investments at fair value	$613,851,338	$455,895	$614,307,233
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2022 and 2021.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 13-5657518, Plan Number 001
December 31, 2022

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

Oppenheimer Holdings Inc. **	Oppenheimer Holdings Inc. - Common stock	*	$27,093,317
Federated	Governmental Obligations Institutional - Money market fund	*	53,052,689
Deutsche Money Market Inst	Deutsche Money Market Institutional - Money market fund	*	12,387
Artisan Investments	Artisan Mid Cap Fund - Mutual fund	*	25,001,457
American Funds	Growth Fund of America - Mutual fund	*	45,363,036
Columbia	Columbia Dividend Fund A - Mutual fund	*	20,279,157
Cohen & Steers	Cohen & Steers Real Estate Sec I	*	13,553,339
DFA	DFA Inflation - Protected Inflation Securities 1 - Mutual fund	*	6,605,889
American Funds	EuroPacific Growth Fund - Mutual fund	*	30,427,565
First Eagle	First Eagle Global Fund - Mutual fund	*	38,847,997
Invesco	Invesco Small Cap Growth Fund - Mutual fund	*	20,585,072
Fidelity	Fidelity 500 Index Fund	*	44,703,812
Invesco	Invesco Developing Markets - Mutual fund	*	12,425,081
JPMorgan	JPMorgan Core Bond Fund - Mutual fund	*	8,969,556
Loomis Sayles	Loomis Sayles Bond Fund - Mutual fund	*	13,436,579
MFS Investment Management	MFS International New Discovery Fund - Mutual fund	*	10,541,062
American Funds	American Balanced Fund - Mutual fund	*	24,785,423
Allspring	Allspring Growth Administrator Fund - Mutual fund	*	21,358,209
MFS Investment Management	MFS Mid Cap Value Federated R4	*	6,617,056
Vanguard	Vanguard Interim Term Treasury - Mutual fund	*	11,936,867
Franklin	Franklin Small Cap Value Fund - Mutual fund	*	20,784,774
American Funds	American Wash Mutual Inv Fund - Mutual fund	*	48,977,403
Insurance contracts	Policy Number 4000302	*	3,610
	Policy Number 4000306	*	141,161
	Policy Number 4000335	*	5,353
	Policy Number 4000347	*	13,058
	Policy Number 4000370	*	177,692

Participants**	Participant notes receivable, with interest rates ranging from 4.25 percent to 9.00 percent	-	6,976,385
	Total		$512,674,984

*Cost information not required
**Party-in-interest, as defined by ERISA

Schedule 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-129390 and No. 333-111225) on Form S-8 of our report dated June 8, 2023 appearing in the annual report on Form 11-K of Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2022 and 2021 and for the years then ended.

/s/ Plante & Moran, PLLC
Clinton Township, Michigan
June 8, 2023